UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549



SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 1)*


MSB BANCORP, INC.
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)


553517103
(CUSIP Number)



KAHN BROTHERS & CO., INC., 555 MADISON AVENUE, NY, NY 10022
(212) 980-5050
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)



DECEMBER 30, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
(b)(3) or (4), check the following box. (.

Check the following box if a fee is being paid with the statement (. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



SCHEDULE 13D

CUSIP No.  553517103

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.

     Kahn Brothers & Co., Inc.          13-2948997

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) (
                                                            (b) (

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

                         00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2 (d) or 2 (e)                            (

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA, 555 Madison Avenue, New York, NY 10022

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER        132,000

8.   SHARED VOTING POWER 0

9.   SOLE DISPOSITIVE POWER   132,000
     Clients of Kahn Brothers & Co., Inc. own additional shares of MSB Bancorp over which the firm has no dispositive power.

10.  SHARED DISPOSITIVE POWER      0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN  SHARES                                        (

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.64

14.  TYPE OF REPORTING PERSON
     IA

Item 1.  Security and Issuer

This statement relates to the common stock, $.01 par value (the "Common Stock") of MSB Bancorp, Inc. The Company's principal executive offices are located at 35 Matthews Street, Goshen, New York 10924. William C. Myers is the Chairman of the Board, President and Chief Executive Officer of the Company. Anthony J. Fabiano is the Chief Financial Officer.


Item 2.  Identity and Background

a) This statement is filed by Kahn Brothers & Co., Inc. as Investment Advisor

b) The address of the principal business and principal office of Kahn Brothers & Co., Inc. is 555 Madison Avenue, 22nd Floor, New
York, New York 10022.

c)  Kahn Brothers & Co., Inc. is both a registered Investment
Advisor and a NYSE member firm.

d) Kahn Brothers & Co., Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Kahn Brothers & Co., Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

f) Kahn Brothers & Co., Inc. is a corporation organized under the laws of the State of New York.


Item 3.  Source and Amount of Funds and Other Considerations.

The net investment cost (including commissions, if any) of the shares of Common Stock owned by clients of Kahn Brothers & Co., Inc. is approximately $1,899,538.

The shares of Common Stock were purchased by Kahn Brothers & Co.,
Inc.'s individual clients with funds provided by their investment portfolios.


Item 4.  Purpose of the Transaction

Kahn Brothers & Co., Inc. as a registered Investment Advisor originally purchased shares of the Issuer for investment purposes. On December 15, 1997, the Company entered into an Agreement and Plan of Merger with HUBCO Inc., a New Jersey bank holding company. Accordingly, Kahn Brothers & Co., Inc. has elected to reduce its holdings to less than 5% of the Common Stock. Kahn Brothers & Co., Inc. may make further purchases of shares of the Common Stock or may dispose of its remaining shares at any time.


Item 5.  Interest in Securities of the Issuer.

a)  Aggregate number of shares owned:  132,000.  Percentage:
4.64%. The percentages used herein and in the rest of Item 5 are calculated based upon the 2,844,153 shares of Common Stock issued and outstanding as of December 10, 1997, as reflected in the Company's 8-K report filed with Securities and Exchange Commission on December 15, 1997.

b)   1.  Sole power to vote or direct vote:  132,000
     2.  Shared power to vote or direct vote:  0
     3.  Sole power to dispose or direct the disposition:
132,000
     4.  Shared power to dispose or direct the disposition:  0

c) The following transactions are the only transactions in the Common Stock made by Kahn Brothers & Co., Inc. in the past 60 days, all of which were made in open market sales on the American
Stock Exchange:

     Date      Number of Shares              Price per Share

     12/18/97  2,700                         $34.00
     12/22/97  2,000                         $33.51
     12/29/97  20,000                   $34.04
     12/30/97  5,000                         $34.58
     12/31/97  5,000                         $36.58

d)  Not applicable.

e) Kahn Brothers & Co., Inc. ceased to be an owner of more than five percent of the Common Stock issued and outstanding on December 30, 1997.


Item 6.

Two principals of Kahn Brothers & Co., Inc. in their capacity as Trustees of that Firm's pension and profit sharing plans have commenced a legal action against MSB and its directors for breach of fiduciary duty. Discovery has been completed and trial is pending.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.

Date:  January 16, 1998

KAHN BROTHERS & CO., INC.

By:  /s/ Thomas Graham Kahn
     Thomas Graham Kahn, President